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Exhibit (a)(5)(vii)

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Junior spurns Petro-Can bid: Lowball offer undervalues assets, Arctic operator says

The Calgary Herald
Fri 26 May 2006
Page: E4
Section: Calgary Business
Byline: Paul Haavardsrud
Source: Calgary Herald

A hostile bid by Petro-Canada for Canada Southern Petroleum Ltd. was rebuffed Thursday, amid claims the oilpatch heavyweight is lowballing the value of the junior company's Arctic gas holdings.

Launched two weeks ago, Petro-Canada's $113-million US takeover attempt is being driven by a desire to lock up more land in the furthest reaches of the North, a remote basin that's unlikely to be plugged into southern markets for at least a decade.

Nevertheless, Canada Southern argues its holdings are worth more than Petro-Canada's opening offer.

"A fair offer needs to take into consideration the strategic value of the Arctic assets and offer shareholders an appropriate premium for control," Canada Southern's chairman Richard McGinity said on a conference call discussing the board's reasons for rejecting the takeover offer.

To gain more time to find a higher bidder, Canada Southern on Thursday adopted a rights plan, sometimes called a poison pill, to deter Petro-Canada from following through on a takeover. Under the terms of the plan, existing shareholders will be given the option to buy stock at half the going rate once a potential buyer accumulates 20 per cent of the outstanding shares.

Canada Southern's stock closed up 38 cents US in trading on the Nasdaq stock exchange Thursday at $8.64.

In takeover situations, trading above the offer price indicates the market believes a higher bid will surface.

Petro-Canada said it has no intention of raising the offer, its first unfriendly takeover attempt, before or after it expires on June 20.

"Our offer stands as is," spokeswoman Michelle Harries said. "We're not amending the offer at all."

Canada Southern said several companies have expressed interest in stepping in as a white knight, although it declined to name specific firms.

The company holds leases cover 39,000 net acres in the Arctic islands.

Discovered during a flurry of exploration in the 1960s and '70s, activity in the Far North has been dormant since the mid-1980s. Petro-Canada is looking to add Canada Southern's holdings to its existing position in the basin, which it was granted by Ottawa in 1976, shortly after being formed as a Crown corporation.

Canada Southern has held its leases since the 1960s, when it participated in exploring the basin. However, it fell off the radar of many in the investment community as low gas prices and an abundance of southern reserves put Arctic development on ice. Meanwhile, the company became embroiled in a protracted lawsuit over asets in the Yukon, finally settled in 2003 after more than 10 years in the courts. Since then, Canada Southern has revamped its board, added new management, and started to resuscitate itself as an explorer.

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The company, which produces about 1,100 barrels of oil equivalent a day, has reserves of nearly 14 billion cubic feet of gas equivalent. Those estimates, however, don't account for its Arctic holdings, which decades ago were assessed at the equivalent of 927 billion cubic feet.

Regardless of how the hostile takeover plays out, McGinity noted that Petro-Canada's bid shows that Arctic reserves have a very real value, regardless of the timetable for eventual production.

"Strategically, what Petro-Canada's hostile offer has done is to indicate that the time for Arctic islands natural gas development is approaching," McGinity said. "How soon, I don't know."

phaavardsrud@theherald.canwest.com

Edition: Final
Story Type: Business
Note: Herald Energy: Oil & Gas - Electricity Alternative Energies
Length: 543 words

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